                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            The Lamson & Sessions Co.
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    513696104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 44 Pages)

----------------
(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 2 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,194,816
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,194,816
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,194,816
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 3 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  227,584
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              227,584
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    227,584
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 4 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 5 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 6 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,422,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,422,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 7 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 8 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 9 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 10 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,422,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,422,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,422,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 11 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WILLIAM J. FOX
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 12 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LEE D. MEYER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 13 of 44 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 14 of 44 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 2 ("Amendment  No. 2") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  2 amends  the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            William J. Fox, Lee D. Meyer and Jeffrey C. Smith are hereby added as Reporting Persons to the Schedule 13D.

            William J. Fox ("Mr. Fox") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Executive Chairman of the Board of Nephros, Inc. The principal business address of Mr. Fox is c/o
Nephros, Inc., Columbia University Audubon Technology Center, 3960 Broadway, New
York, New York 10032. Mr. Fox is a citizen of the United States of America.

            Lee D. Meyer ("Mr. Meyer") is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief
Executive Officer of Ply Gem Industries, Inc. The principal business address of
Mr. Meyer is 208 Shawna Drive, Kearney, Missouri 64060. Mr. Meyer is a citizen of the United States of America.

            Jeffrey C. Smith ("Mr. Smith") is a nominee for the Board of
Directors of the Issuer and his principal occupation is serving as an Executive
Managing Director of Ramius Capital. The principal business address of Mr. Smith is c/o Ramius Capital Group, L.L.C., 666 Third Avenue, 26th Floor, New York, New
York 10017. Mr. Smith is a citizen of the United States of America.

            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 4 is hereby amended to add the following:

            The Reporting Persons are currently considering various options available to them as shareholders, and in order to preserve their rights, on
February 12, 2007, Starboard delivered a letter to the Issuer (the "Nomination
Letter") nominating William J. Fox, Lee D. Meyer, Jeffrey C. Smith and Jeffrey
M. Solomon, as set forth therein, for election to the Issuer's Board of
Directors at the Issuer's 2007 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2007 Annual
Meeting"). A copy of this letter is attached hereto as Exhibit 5 and is incorporated herein by reference.

      Item 5 is hereby amended to add the following:

            G. Messrs. Fox, Meyer and Smith do not currently beneficially own any Shares.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 15 of 44 Pages
----------------------                                    ----------------------

      Item 6 is hereby amended to add the following:

            On February 12, 2007, the Reporting Persons entered into a Joint
Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule
13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Starboard to the Issuer's Board of Directors at the 2007
Annual Meeting and for the purpose of taking all other actions incidental to the foregoing and (c) Starboard and Parche shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the aggregate held by each of
Starboard and Parche on the date hereof. A copy of this agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

            Pursuant to letter agreements, Starboard and Parche have agreed to indemnify each of Messrs. Fox, Meyer, Smith and Solomon against claims arising from the solicitation of proxies from the Issuer's shareholders at the 2007
Annual Meeting and any related transactions. A form of the letter agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

            Admiral Advisors has agreed to compensate each of Messrs. Fox and
Meyer for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the "Compensation Letter Agreements").
Pursuant to the terms of the Compensation Letter Agreements, Admiral Advisors
has agreed to pay each such nominee $5,000 in cash upon the submission of the
Nomination Letter by Starboard to the Company. Upon the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each such nominee's election as a director at the 2007 Annual Meeting, Admiral
Advisors has agreed to allow each such nominee to receive a profit participation with respect to the sale by Admiral Advisors or its affiliates, as the case may be, of the last $20,000 worth of Shares (the "Participation Shares")
beneficially owned by either Admiral Advisors or its affiliates, as the case may be, to a third party unaffiliated with any member of the Ramius Group. Pursuant to the terms of the Compensation Letter Agreements, each such nominee will be entitled to receive a cash payment equal to the amount, if any, by which the proceeds received by Admiral Advisors or its affiliates, as the case may be, from the sale of the Participation Shares exceeds $20,000 in the aggregate. A form of the Compensation Letter Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.

      Item 7 is hereby amended to include the following exhibits:

          5.   Nomination Letter from Starboard to the Issuer, dated February
               12, 2007.

          6.   Joint Filing and Solicitation Agreement by and among the
               Reporting Persons, dated February 13, 2007.

          7.   Form of Indemnification Letter Agreement.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 16 of 44 Pages
----------------------                                    ----------------------

          8.   Form of Compensation Letter Agreement.

          9.   Power of Attorney for Messrs. Fox and Meyer.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 17 of 44 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                       its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its         RAMIUS CAPITAL GROUP, L.L.C.
managing member                        By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                   By: /s/ Jeffrey M. Solomon
                       ---------------------------
                       Name: Jeffrey M. Solomon
                       Title: Authorized Signatory

/s/ Jeffrey M. Solomon
---------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
---------------------------
JEFFREY C. SMITH

Individually and as attorney-in-fact
for William J. Fox and Lee D. Meyer

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 18 of 44 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                             Page
      -------                                                             ----

5.    Nomination Letter from Starboard to the Issuer,                   19 to 33
      dated February 12, 2007.

6.    Joint Filing and Solicitation Agreement by and                    34 to 36
      among the Reporting Persons, dated February 13,
      2007.

7.    Form of Indemnification Letter Agreement.                         37 to 39

8.    Form of Compensation Letter Agreement.                            40 to 42

9.    Power of Attorney for Messrs. Fox and Meyer.                      43 to 44

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 19 of 44 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                        C/O RAMIUS CAPITAL GROUP, L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                               February 12, 2007

BY FACSIMILE AND FEDERAL EXPRESS

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

      Re: NOTICE OF  SHAREHOLDER  NOMINATION  FOR ELECTION OF DIRECTORS  FOR
          THE 2007 ANNUAL MEETING OF  SHAREHOLDERS  OF THE LAMSON & SESSIONS CO.

DEAR SIR:

      This letter is intended to serve as notice to The Lamson & Sessions Co., an Ohio corporation ("Lamson" or the "Company"), as to the nomination by
Starboard Value and Opportunity Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Starboard"), of nominees for election to the Board of Directors of Lamson (the "Lamson Board") at the 2007 annual meeting of shareholders of Lamson, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2007 Annual Meeting").

      This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Starboard is the beneficial owner of 1,194,816 shares of common stock, no par value per share (the "Common Stock"), of Lamson, 1,000 shares of which are held of record. Through this Notice, Starboard hereby nominates and notifies you of its intent to nominate William J. Fox, Lee D. Meyer, Jeffrey C.
Smith and Jeffrey M. Solomon as nominees (the "Nominees") to be elected to the
Lamson Board at the 2007 Annual Meeting. Starboard believes that the terms of four (4) Class I directors currently serving on the Lamson Board expire at the
2007 Annual Meeting. To the extent that there are in excess of four (4)
vacancies on the Lamson Board to be filled by election at the 2007 Annual
Meeting or Lamson increases the size of the Lamson Board above its existing size, Starboard reserves the right to nominate additional nominees to be elected to the Lamson Board at the 2007 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of
Starboard that any attempt to increase the size of the current Lamson Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Lamson's corporate machinery. If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees nominated by
Starboard at the 2007 Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by Starboard.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 20 of 44 Pages
----------------------                                    ----------------------

      Below please find information required by Regulation 14A of the Securities
Exchange Act of 1934, as amended (the "Exchange Act") and other information concerning the Nominees for election as Class I directors at the 2007 Annual
Meeting.

      WILLIAM J. FOX (AGE 50) is currently Executive Chairman of the Board
(since August 2006) and a director (since September 2004) of Nephros, Inc.
(AMEX:NEP), a medical device company. From October 2004 until May 2006, Mr. Fox was Vice Chairman of Barington Capital and several of its affiliates, a group of equity investment funds. Until December 2006, Mr. Fox had been a member of the
Barington Advisory Board since the founding of the Barington Funds in 1999. From
October 2004 until May 2006, Mr. Fox served as President, Chief Executive
Officer and a director of LQ Corporation (OTCBB:LQCI), a marketer of commercial and government security solutions, and from December 2004 until May 2006, Mr.
Fox served as President, Chief Executive Officer and a director of Dynabazaar
Inc. (OTCBB:FAIM), which was formerly engaged in online auctions of surplus assets. From November 2005 until May 2006, Mr. Fox also served as a member of the Executive Committee of Register.com (Cayman) L.P., a provider of domain name registration and internet services. From February 1999 until October 2004, Mr.
Fox served as Chairman, President, Chief Executive Officer and a director of
AKI, Inc. ("AKI"), a marketing and interactive advertising company, and during that time, Mr. Fox also served as President, Chief Executive Officer and a director of AKI Holding Corp., the parent of AKI. Prior to joining AKI, Mr. Fox served as President-Strategic & Corporate Development of Revlon Worldwide, Inc.,
Chief Executive Officer of Revlon Technologies, Inc., Senior Executive Vice
President of Revlon Inc. and Senior Vice President of MacAndrews & Forbes
Holdings Inc. ("MacAndrews"). Mr. Fox joined MacAndrews in 1983 and has held various senior executive positions in MacAndrews and in several of its subsidiaries and affiliates, including Revlon, Inc., Brooks Drugs, The Coleman
Company, First Gibraltar Bank Holdings, Wilbur Chocolate, New World
Entertainment and Technicolor Inc. Mr. Fox has also served as a director of several public companies, including Loehmann's Holding Inc. (October 2000 through October 2004), MM Companies Inc. (now George Foreman Enterprises Inc.)
(2003-2004), Revlon, Inc. (NYSE:REV) (1996-1999) and The Hain Food Group
(NASD:HAIN) (1996-1999). Mr. Fox received a B.B.A. (magna cum laude) in Public
Accounting from Pace University Lubin School and an M.B.A. (with distinction) in
Public Accounting from Pace University Graduate School. Mr. Fox is also a
Certified Public Accountant. The principal business address of Mr. Fox is c/o
Nephros, Inc., Columbia University Audubon Technology Center, 3960 Broadway, New
York, New York 10032. As of the date hereof, Mr. Fox does not own any securities of Lamson nor has he made any purchases or sales of any securities of Lamson during the past two years.

      LEE D. MEYER (AGE 58) has served as President and Chief Executive Officer of Ply Gem Industries, Inc. ("Ply Gem"), a building products manufacturer, since
January 2002. Mr. Meyer previously had been the President of Variform, Inc.
("Variform"), Ply Gem's Siding and Accessories business, since 1998. Mr. Meyer joined Variform in 1993 as the Vice President of Manufacturing, and served as
Vice President of Operations from 1994 to 1996 and as Senior Vice President and
General Manager from 1996 to 1998. Prior to joining Variform, Mr. Meyer held positions at GE Plastics, Borg Warner Chemicals and the Chemicals Division of
Quaker Oats. Mr. Meyer has served as a member of the Board of Directors of PW
Eagle, Inc. (NASD:PWEI), a polyvinyl chloride (PVC) pipe and fittings manufacturer, since May 2006. Mr. Meyer has been a member of the Vinyl Siding
Institute ("VSI") since 1994, and is currently a member of VSI's Board of
Directors and is the Chairman of VSI's Certification Oversight Committee, which oversees voluntary minimum standards for vinyl siding products. Mr. Meyer

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 21 of 44 Pages
----------------------                                    ----------------------

received a B.S. in Chemical Engineering and an M.B.A. in Finance and Economics
from the University of Nebraska . Mr. Meyer is also a Registered Professional
Engineer. The principal business address of Mr. Meyer is 208 Shawna Drive,
Kearney, Missouri 64060. As of the date hereof, Mr. Meyer does not own any securities of Lamson nor has he made any purchases or sales of any securities of
Lamson during the past two years.

      JEFFREY C. SMITH (AGE 34) is an Executive Managing Director of Ramius
Capital, a position he has held since July 2006, and was a Managing Director from January 2004. Mr. Smith currently heads Ramius Capital's Private Investment in Public Equity business and co-heads Ramius Capital's Opportunistic Value
Investing business. He has been employed by Ramius Capital since January 1998.
Prior to joining Ramius Capital, he served as Vice President of Strategic
Development and Investor Relations for The Fresh Juice Company, Inc.
(NASD:FRSH), a manufacturer and distributor of fresh squeezed and frozen fresh squeezed citrus juices and other non-carbonated beverages, from February 1996 until January 1998. From August 1994 until February 1996, Mr. Smith was a financial analyst in the Mergers and Acquisitions Department at LSG Advisors, a
division of Societe General Securities Corporation (now SG Cowen & Co., LLC).
Mr. Smith served on the Board of Directors of The Fresh Juice Company, Inc. from
April 1996 until February 1999 and Jotter Technologies, Inc., an Internet
infomediary company, from January 2000 to September 2000. Mr. Smith has served as a member of the Board of Directors of S1 Corporation (NASD:SONE), a provider of internet based financial services solutions, since May 2006. Mr. Smith has served as a member of the Executive Committee of Register.com (Cayman) L.P., a
provider of domain name registration and internet services, since December 2005.
Mr. Smith is a General Securities Registered Representative. Mr. Smith received a B.S. in Economics with concentrations in finance and accounting from the
Wharton School of The University of Pennsylvania. The principal business address of Mr. Smith is c/o Ramius Capital Group, L.L.C., 666 Third Avenue, 26th Floor,
New York, New York 10017. As of the date hereof, Ramius Capital may be deemed to beneficially own 1,422,400 shares of Common Stock of Lamson. As of the date hereof, Mr. Smith does not beneficially own any securities of Lamson nor has he made any purchases and sales of any securities of Lamson during the past two years. For information regarding purchases and sales during the past two years by Ramius Capital and its affiliates in securities of Lamson (without conceding that any such information is required to be disclosed in this Notice), please see EXHIBIT A.

      JEFFREY M. SOLOMON (AGE 40) is a Managing Member of Ramius Capital Group,
L.L.C. ("Ramius Capital"), a private investment management firm, and a member of the Ramius Capital's Executive Committee. Mr. Solomon joined Ramius Capital when it was founded in 1994. Mr. Solomon is responsible for Ramius Capital's
Structured Finance and Credit initiatives and oversees the technology, operations, treasury and finance functions on a firm-wide basis. From 1991 to
1994, Mr. Solomon served as head of Corporate Development and Strategic Planning at Republic New York Securities Corporation, the brokerage affiliate of Republic
National Bank (now part of the HSBC Group) ("Republic"). During his tenure at
Republic, Mr. Solomon served as its Chief Administrative Officer and was a member of the Credit Committee of Republic's Board of Directors. Prior to
joining Republic, Mr. Solomon was in the Mergers and Acquisitions Group at
Shearson Lehman Brothers. Mr. Solomon was also part of the internal corporate finance team at Shearson Lehman Brothers that worked closely with senior management in evaluating the company's operations, capital usage and investment strategies, including the acquisition and disposition of corporate assets.
Currently, Mr. Solomon serves on the Board of Directors of Hale & Hearty Soups,

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 22 of 44 Pages
----------------------                                    ----------------------

a New York based restaurant chain and NuGo Nutrition, the manufacturer of NuGo
Nutrition Bars. Mr. Solomon received a B.A. in Economics from the University of
Pennsylvania. The principal business address of Mr. Solomon is c/o Ramius
Capital Group, L.L.C., 666 Third Avenue, 26th Floor, New York, New York 10017.
As of the date hereof, as a Managing Member of Ramius Capital, Mr. Solomon may
be deemed to beneficially own 1,422,400 shares of Common Stock of Lamson. For information regarding purchases and sales during the past two years by Ramius
Capital and its affiliates in securities of Lamson (without conceding that any such information is required to be disclosed in this Notice), please see EXHIBIT
A.

      Starboard and certain other affiliates of Ramius Capital Group, L.L.C.
("Ramius Capital") have signed or intend to sign letter agreements pursuant to which they agree to indemnify each of Messrs. Fox, Meyer, Smith and Solomon against claims arising from the solicitation of proxies from Lamson's shareholders in connection with the 2007 Annual Meeting and any related transactions.

      In addition, Admiral Advisors, LLC, a subsidiary of Ramius Capital
("Admiral"), has signed or intends to sign compensation letter agreements with each of Messrs. Fox and Meyer pursuant to which Admiral agrees to pay each such nominee $5,000 in cash upon the submission of this letter by Starboard to
Lamson. Pursuant to such compensation letter agreements, Admiral will also agree that upon the filing of a definitive proxy statement with the Securities and
Exchange Commission (the "SEC") relating to a solicitation of proxies in favor of each such nominee's election as a director at the 2007 Annual Meeting,
Admiral will allow each such nominee to receive a profit participation with respect to the sale by Admiral or its affiliates of the last $20,000 worth of shares of Common Stock of Lamson beneficially owned by Admiral to an unaffiliated third party.

      Ramius Capital has jointly filed a Schedule 13D with respect to the Common
Stock with certain other entities and persons pursuant to a joint filing agreement. Reference is made to the Schedule 13D initially filed on December 5,
2006, as it has been and may be amended from time to time (the "Schedule 13D"), as filed and to be filed with the SEC, for information regarding other entities that are or may be deemed to be members in a group described therein.

      Other than as stated above, there are no arrangements or understandings between Starboard and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made, other than the consents by the Nominees to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Starboard in connection with the solicitation of Lamson shareholders and to serve as a director of Lamson, if so elected. Such consents are attached hereto as EXHIBIT B.

      Except as set forth in this Notice (including the Exhibits hereto), (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of Lamson; (iii) no Nominee owns any securities of Lamson which are owned of record but not beneficially; (iv) no
Nominee has purchased or sold any securities of Lamson during the past two years; (v) no part of the purchase price or market value of the securities of
Lamson owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no
Nominee is, or within the past year was, a party to any contract, arrangements

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 23 of 44 Pages
----------------------                                    ----------------------

or understandings with any person with respect to any securities of Lamson, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any
Nominee owns beneficially, directly or indirectly, any securities of Lamson;
(viii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Lamson; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of Lamson's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Lamson or any of its subsidiaries was or is to be a party, in which the amount involved exceeds
$60,000; (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by Lamson or its affiliates, or with respect to any future transactions to which Lamson or any of its affiliates will or may be a party; and (xi) no Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

      Certain information concerning the shareholder giving the Notice is set forth below:

      THE NAME AND BUSINESS ADDRESS OF THE SHAREHOLDER GIVING THE NOTICE IS AS
FOLLOWS:

      Starboard Value and Opportunity Master Fund Ltd.
      c/o Ramius Capital Group, L.L.C.
      666 Third Avenue, 26th Floor
      New York, NY 10017

      THE CLASS AND NUMBER OF SHARES OF COMMON STOCK WHICH ARE HELD OF RECORD,
OWNED BENEFICIALLY AND REPRESENTED BY PROXY BY STARBOARD AS OF THE RECORD DATE
AND AS OF THE DATE HEREOF IS AS FOLLOWS:

      The record date for the 2007 Annual Meeting has not been made publicly available as of the date hereof. Starboard hereby represents that it is the beneficial owner of 1,194,816 shares of Common Stock of Lamson, 1,000 shares of which are held of record.

      ALL OTHER INFORMATION FOR STARBOARD THAT WOULD BE REQUIRED TO BE FILED FOR
A PARTICIPANT IN A SOLICITATION SUBJECT TO SECTION 14 OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED IS AS FOLLOWS:

      (a) ANY SUBSTANTIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR
OTHERWISE, OF STARBOARD IN ANY MATTER TO BE ACTED UPON AT THE 2007 ANNUAL
MEETING:

      Starboard does not have a substantial interest in any matters to be acted upon at the 2007 Annual Meeting except as otherwise set forth herein.

      (b) STATE WITH RESPECT TO ALL SECURITIES OF THE REGISTRANT PURCHASED OR
SOLD WITHIN THE PAST TWO YEARS, THE DATES ON WHICH THEY WERE PURCHASED OR SOLD
AND THE AMOUNT PURCHASED OR SOLD ON EACH SUCH DATE:

      Please see Exhibit A for information regarding purchases and sales during the past two years by Starboard in securities of Lamson.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 24 of 44 Pages
----------------------                                    ----------------------

      (c) THE AMOUNT OF SECURITIES OF LAMSON OWNED BENEFICIALLY, DIRECTLY OR
INDIRECTLY, BY EACH OF THE PARTICIPANT'S ASSOCIATES AND THE NAME AND ADDRESS OF
EACH SUCH ASSOCIATE:

Name                Business Address                   Beneficial Ownership
----                ----------------                   --------------------

Parche, LLC         666 Third Avenue                   227,584 shares
                    26th Floor
                    New York, New York 10017

Admiral Advisors,   666 Third Avenue                   1,422,400 shares
LLC                 26th Floor
                    New York, New York 10017

Ramius Capital      666 Third Avenue                   1,422,400 shares
Group, L.L.C.       26th Floor
                    New York, New York 10017

C4S & Co., L.L.C.   666 Third Avenue                   1,422,400 shares
                    26th Floor
                    New York, New York 10017

Peter A. Cohen      666 Third Avenue                   1,422,400 shares
                    26th Floor
                    New York, New York 10017

Morgan B. Stark     666 Third Avenue                   1,422,400 shares
                    26th Floor
                    New York, New York 10017

Jeffrey M. Solomon  666 Third Avenue                   1,422,400 shares
                    26th Floor
                    New York, New York 10017

Thomas W. Strauss   666 Third Avenue                   1,422,400 shares
                    26th Floor
                    New York, New York 10017

      Except as set forth in this Notice (including the Exhibits hereto), (i)
during the past 10 years, Starboard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii)
Starboard does not directly or indirectly beneficially own any securities of
Lamson; (iii) Starboard does not own any securities of Lamson which are owned of record but not beneficially; (iv) Starboard has not purchased or sold any securities of Lamson during the past two years; (v) no part of the purchase price or market value of the securities of Lamson owned by Starboard is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) Starboard is not, nor within the past year has been, a party to any contract, arrangements or understandings with any person with respect to any securities of Lamson, including, but not limited to, joint

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 25 of 44 Pages
----------------------                                    ----------------------

ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of Starboard owns beneficially, directly or indirectly, any securities of Lamson; (viii) Starboard does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Lamson; (ix) neither Starboard nor any of its associates was a party to any transaction, or series of similar transactions, since the beginning of Lamson's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Lamson or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (x) neither Starboard nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Lamson or its affiliates, or with respect to any future transactions to which Lamson or any of its affiliates will or may be a party; and (xi) Starboard does not have any substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

                                    *    *    *

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 26 of 44 Pages
----------------------                                    ----------------------

      Please address any correspondence to Starboard Value and Opportunity
Master Fund Ltd., Attention: Jeffrey C. Smith, telephone (212) 845-7955, facsimile (212) 845-7999 and Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7995 (with a copy to our counsel, Olshan Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New
York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212) 451-2222). The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the
Board and submission of business proposals are legal, valid or binding, and
Starboard reserves the right to challenge their validity. Starboard also reserves the right, to the extent permitted by Lamson's Articles of
Incorporation, Code of Regulations or by law, to modify, change or otherwise amend this Notice in any respects.

                                    Very truly yours,

                                    STARBOARD VALUE AND OPPORTUNITY MASTER
                                    FUND LTD.

                                    By: /s/ Mark R. Mitchell
                                        ----------------------------------
                                    Name: Mark R. Mitchell
                                    Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 27 of 44 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                      TRANSACTIONS IN SECURITIES OF LAMSON
                            DURING THE PAST TWO YEARS

  Shares of Common Stock            Price Per                        Date of
    Purchased / (Sold)              Share ($)                    Purchase / Sale
    ------------------              ---------                    ---------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

         84,000                      21.5000                        11/15/06
         84,000                      21.4500                        11/16/06
         42,000                      20.6700                        11/20/06
         99,960                      20.9285                        11/21/06
          8,400                      21.1532                        11/24/06
         89,460                      20.7246                        11/27/06
         21,000                      20.7020                        11/27/06
          8,316                      21.3947                        11/28/06
         42,336                      21.5488                        11/28/06
         84,000                      20.8630                        11/28/06
         10,584                      21.6887                        11/29/06
         98,112                      21.4746                        11/30/06
         84,000                      21.6000                        11/30/06
         24,948                      21.5104                        12/01/06
         42,000                      23.4549                        01/09/07
         18,900                      23.5467                        01/10/07
         42,000                      23.7476                        01/11/07
        252,000                      23.3092                        01/16/07
         58,800                      23.4004                        01/17/07

                                   PARCHE, LLC
                                   -----------

         18,688                      21.4746                        11/30/06
       *109,344                      21.6600                        11/30/06
         16,000                      21.6000                        11/30/06
          4,752                      21.5104                        12/01/06
          8,000                      23.4549                        01/09/07
          3,600                      23.5467                        01/10/07
          8,000                      23.7476                        01/11/07
         48,000                      23.3092                        01/16/07
         11,200                      23.4004                        01/17/07

----------------
* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 28 of 44 Pages
----------------------                                    ----------------------

                                 WILLIAM J. FOX
                                 --------------

                                      NONE

                                  LEE D. MEYER
                                  ------------

                                      NONE

                                JEFFREY C. SMITH
                                ----------------

                                      NONE

                               JEFFREY M. SOLOMON
                               ------------------

                                      NONE

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 29 of 44 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 30 of 44 Pages
----------------------                                    ----------------------

                                 WILLIAM J. FOX
                                c/o Nephros, Inc.
                  Columbia University Audubon Technology Center
                                  3960 Broadway
                               New York, NY 10032

                                                                February 8, 2007

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master
Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of The Lamson & Sessions Co. ("Lamson") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by
Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Lamson if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ William J. Fox

                                    William J. Fox

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 31 of 44 Pages
----------------------                                    ----------------------

                                  LEE D. MEYER
                                208 Shawna Drive
                                Kearney, MO 64060

                                                                February 2, 2007

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master
Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of The Lamson & Sessions Co. ("Lamson") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by
Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Lamson if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Lee D. Meyer

                                    Lee D. Meyer

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 32 of 44 Pages
----------------------                                    ----------------------

                                JEFFREY C. SMITH
                        c/o Ramius Capital Group, L.L.C.
                          666 Third Avenue, 26th Floor
                            New York, New York 10017

                                                                February 8, 2007

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master
Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of The Lamson & Sessions Co. ("Lamson") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by
Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Lamson if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Jeffrey C. Smith

                                    Jeffrey C. Smith

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 33 of 44 Pages
----------------------                                    ----------------------

                               JEFFREY M. SOLOMON
                        c/o Ramius Capital Group, L.L.C.
                          666 Third Avenue, 26th Floor
                            New York, New York 10017

                                                                February 8, 2007

The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Starboard Value and Opportunity Master
Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of The Lamson & Sessions Co. ("Lamson") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by
Starboard in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Lamson if elected at the Annual Meeting.

                                    Very truly yours,

                                    /s/ Jeffrey M. Solomon

                                    Jeffrey M. Solomon

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 34 of 44 Pages
----------------------                                    ----------------------

                   JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of The Lamson & Sessions Co., an Ohio corporation (the "Company");

      WHEREAS, Starboard Value and Opportunity Master Fund Ltd., a Cayman
Islands exempted company ("Starboard"), Parche, LLC, a Delaware limited liability company ("Parche"), Admiral Advisors, LLC, a Delaware limited liability company, Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), C4S & Co., L.L.C., a Delaware limited liability company, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon,
William J. Fox, Lee D. Meyer and Jeffrey C. Smith wish to form a group for the purpose of seeking representation on the Board of Directors of the Company at the 2007 annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2007 Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

      NOW, IT IS AGREED, this 13th day of February 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), each of the undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

      2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of securities of the Company;
or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

      3. Each of the undersigned agrees to form the Group for the purpose of soliciting proxies or written consents for the election of the persons nominated by the Group to the Board of Directors of the Company at the 2007 Annual Meeting
and for the purpose of taking all other actions incidental to the foregoing.

      4. Starboard and Parche shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the aggregate beneficially owned by each of
Starboard and Parche on the date hereof.

      5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in
Section 4 shall be first approved by Ramius Capital, or its representatives, which approval shall not be unreasonably withheld.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 35 of 44 Pages
----------------------                                    ----------------------

      6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.
Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

      7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      8. In the event of any dispute arising out of the provisions of this
Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the
State of New York.

      9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steven
Wolosky at Olshan, Fax No. (212) 451-2222.

      10. Each party acknowledges that Olshan shall act as counsel for both the
Group and Ramius Capital and its affiliates relating to their investment in the
Company.

      11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii)
under the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 36 of 44 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                       its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its         RAMIUS CAPITAL GROUP, L.L.C.
managing member                        By: C4S & Co., L.L.C.,
                                           as Managing Member

                                       C4S & CO., L.L.C.

                   By: /s/ Jeffrey M. Solomon
                       ---------------------------
                       Name: Jeffrey M. Solomon
                       Title: Authorized Signatory

/s/ Jeffrey M. Solomon
---------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
---------------------------
JEFFREY C. SMITH

Individually and as attorney-in-fact
for William J. Fox and Lee D. Meyer

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 37 of 44 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                            c/o Admiral Advisors, LLC
                          666 Third Avenue, 26th Floor
                            New York, New York 10017

                                February __, 2007

[NAME OF NOMINEE]
[ADDRESS]
[ADDRESS]

                          Re: THE LAMSON & SESSIONS CO.

Dear Mr. _________:

      Thank you for agreeing to serve as a nominee for election to the Board of
Directors of The Lamson & Sessions Co. ("Lamson") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd. and Parche,
LLC (collectively, the "Ramius Group") are considering undertaking to nominate and elect directors at Lamson's 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Ramius Group
Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to Lamson and all of its stockholders. This letter will set forth the terms of our agreement.

      The members of the Ramius Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Ramius Group Solicitation and any related transactions, irrespective of the outcome; PROVIDED, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; PROVIDED FURTHER, that this indemnification agreement and all of the Ramius Group's obligations hereunder shall not apply to any of your actions or omissions as a director of Lamson.
This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the
Ramius Group Solicitation and any related transactions (each, a "Loss").

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Ramius Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Ramius Group shall not relieve us from any liability which we may have on account of this

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 38 of 44 Pages
----------------------                                    ----------------------

Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Ramius Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Ramius Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

      You hereby agree to keep confidential and not disclose to any party, without the consent of the Ramius Group, any confidential, proprietary or non-public information (collectively, "Information") of the Ramius Group, its affiliates or members of its Schedule 13D group which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.
Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Ramius Group, its affiliates or members of its
Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

      Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Ramius Group so that the Ramius
Group or any member thereof may seek a protective order or other appropriate remedy or, in the Ramius Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Ramius Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Ramius Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

      All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such
Information, shall be and remain the property of the Ramius Group and, upon the request of a representative of the Ramius Group, all such information shall be returned or, at the Ramius Group's option, destroyed by you, with such destruction confirmed by you to the Ramius Group in writing.

      This letter agreement shall be governed by the laws of the State of New
York, without regard to the principles of the conflicts of laws thereof.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 39 of 44 Pages
----------------------                                    ----------------------

      If you agree to the foregoing terms, please sign below to indicate your acceptance.

                                Very truly yours,

                                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                                By:
                                    --------------------------------------------
                                Name:
                                Title: Authorized Signatory

                                PARCHE, LLC

                                By: Admiral Advisors, LLC, its managing member

                                By:
                                    --------------------------------------------
                                Name:
                                Title: Authorized Signatory

ACCEPTED AND AGREED:

------------------------------
[NAME OF NOMINEE]

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 40 of 44 Pages
----------------------                                    ----------------------

                              ADMIRAL ADVISORS, LLC
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                    February __, 2007

[NAME OF NOMINEE]
[ADDRESS]
[Address]

Dear Mr. _________:

      This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Ramius Group"), including Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C. ("Admiral"), for election as a director of The Lamson & Sessions Co. (the "Company") at the Company's 2007
annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

      1. CASH PAYMENT; PROFIT PARTICIPATION. In consideration of your agreement to be named and serve as nominee of the Ramius Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to (i) pay you $5,000 in cash upon the Ramius Group submitting a letter to the Company nominating you for election as a director of the
         Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) in the event the Ramius Group files a definitive proxy statement with the U.S. Securities and
         Exchange Commission (the "Proxy Statement") relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting (the date of such filing being hereinafter referred to as the "Proxy Filing Date"), to allow you to receive a profit participation with respect to the sale by Admiral or its affiliates, as the case may be, of the last $20,000 worth of shares of the Company's common stock (the "Participation Shares") beneficially owned by Admiral to a third party unaffiliated with any member of the Ramius Group. The number of Participation Shares shall be determined by dividing $20,000 by the closing price of the Company's common stock on the Proxy Filing
         Date (the "Proxy Date Closing Price"). Your profit participation shall entitle you to receive a cash payment equal to the amount, if any, by which the proceeds received by Admiral or its affiliates, as the case may be, from the sale of the Participation Shares exceeds $20,000 in the aggregate (the "Contingent Payment").

      2. RIGHTS AS A STOCKHOLDER. Your right to receive the Contingent Payment shall not entitle you to any rights as a stockholder of the Company, including, without limitation, any voting rights or disposition rights with respect to the Participation Shares.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 41 of 44 Pages
----------------------                                    ----------------------

      3. FORFEITURE OF PROFIT PARTICIPATION. The profits related to the
         Participation Shares will be paid to you in all circumstances upon and subject to the sale of the Participation Shares except (i) if you are not named in the Proxy Statement or if you withdraw your consent to serve as a director nominee of the Ramius Group after the filing of the
         Proxy Statement, (ii) if elected to the Company's Board of Directors, you voluntarily cease to serve as a director of the Company prior to the expiration of your term, (iii) if you are in breach of your obligations under the indemnification agreement between us.

      4. NON-TRANSFERABILITY. Your right to the profits related to the
         Participation Shares is non-transferable.

      5. ENTIRE AGREEMENT. AMENDMENT. This letter agreement contains the entire agreement between you and the undersigned and supersedes other oral and written agreements previously entered into by you and the undersigned concerning the same subject matter. This letter agreement may be modified or rescinded only with the written consent of both parties.

      6. GOVERNING LAW. The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

      7. BINDING EFFECT. This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns. If Admiral transfers all of the Company's common stock owned by it to an affiliate, Admiral, as a condition thereof, shall cause such affiliate to assume the obligations of Admiral under this letter agreement.

      8. COUNTERPARTS. This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 42 of 44 Pages
----------------------                                    ----------------------

                              ADMIRAL ADVISORS, LLC

                              By:
                                  ------------------------------------
                                  Name:
                                  Title:

Accepted and Agreed to:

------------------------------------
[NAME OF NOMINEE]

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 43 of 44 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know all by these presents, that each of the undersigned hereby constitutes and appoints Jeffrey C. Smith signing singly, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i)
the undersigned's beneficial ownership of, or participation in a group with respect to, securities of The Lamson & Sessions Co. (the "Company") directly or indirectly beneficially owned by Ramius Capital Group, L.L.C. or any of its affiliates (collectively, the "Ramius Group") and (ii) any proxy solicitation of the Ramius Group to elect the Ramius Group's slate of director nominees to the board of directors of the Company at the 2007 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

      1. executing for and on behalf of the undersigned all Schedules 13D required to be filed under Section 13(d) of the Securities Exchange Act of 1934
(the "Exchange Act") and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

      2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the
Company or the Solicitation;

      3. executing for and on behalf of the undersigned all Joint Filing and
Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Ramius Group;

      4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      5. taking any other action of any type whatsoever in connection with the
Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this
Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Ramius Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

----------------------                                    ----------------------
CUSIP No. 513696104                   13D                    Page 44 of 44 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of February 2007.

                                    /s/ Lee D. Meyer
                                    ------------------------------
                                    LEE D. MEYER

                                    /s/ William J. Fox
                                    ------------------------------
                                    WILLIAM J. FOX